Filed by Runway Growth Finance Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: SWK Holdings Corporation
Commission File No. 001-39184
© Runway Growth Capital LLC 2025 Runway Growth Finance Corp. Overview of Proposed Acquisition of SWK Holdings NASDAQ Listed I RWAY I RWAYL I RWAYZ October 2025

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 2 This presentation dated October 2025 is being provided by Runway Growth Finance Corp. (“Runway Growth” or the “Company”) for discussion purposes only and is neither an offer to sell, nor a solicitation of an offer to purchase, an interest in the Company. It is solely intended to describe the general business, investment objectives and investment strategy of the Company and should be considered in conjunction with the Company’s Securities and Exchange Commission (“SEC”) filings. The foregoing information is confidential and proprietary to the Company and Runway Growth Capital LLC. The performance information contained herein has not been examined by any independent third party, including any independent accounting firm. There is no guarantee that any of the estimates, targets or projections illustrated in this presentation will be achieved. The case studies, and any other references herein to any of the Company’s past or present investments or its past or present performance, have been provided for illustrative purposes only. It should not be assumed that these investments were or will be profitable or that any future investments by the Company will be profitable or will equal the performance of these investments. This presentation contains "forward looking statements" that are subject to risks and uncertainties. Forward‐looking statements can be identified by terminology such as “anticipate,” “believe,” “could,” “could increase the likelihood,” “estimate,” “expect,” “intend,” “is planned,” “may,” “should,” “will,” “will enable,” “would be expected,” “look forward,” “may provide,” “would” or similar terms, variations of such terms or the negative of those terms. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such statements. As a result of such risks, uncertainties and factors, actual results may differ materially from those expressed or implied in the Company’s forward-looking statements and reflect numerous assumptions, which may or may not materialize as projected. The Company makes no express or implied representation of warranty with respect to such projections, and expressly disclaims any and all liability for representations, expressed or implied, contained in, or omissions from, this presentation. All of the information in this presentation is presented as of the date of this presentation (except as otherwise specified), is subject to change without notice, and may have changed (possibly materially) between the date of this presentation and the date this presentation was received. No member of the Company or Runway Growth Capital LLC has any obligation to update the information in this presentation to account for changes subsequent to any date as of which such information is given. Forward-Looking Statements Some of the statements in this presentation may constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of Runway Growth Finance Corp. (“Runway”, “Runway Growth” or the “Company”) and SWK Holdings Corporation (“SWK” or “SWK Holdings”), and distribution projections; business prospects of Runway and SWK, and the prospects of their portfolio companies; and the impact of the investments that Runway and SWK expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the impact of the merger on the depth of trading in Runway’s shares of common stock post-closing; (v) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the combined company’s plans, expectations, objectives and intentions; (viii) any potential termination of the merger agreement; (ix) the future operating results and net investment income projections of the combined company; (x) the ability of Runway Growth Capital LLC to implement its future plans with respect to the combined company; (xi) the ability of Runway Growth Capital LLC and its affiliates to attract and retain highly talented professionals; (xii) the business prospects of the combined company and the prospects of its portfolio companies; (xiii) the expected financings and investments and additional leverage that the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of the combined company; and (xv) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability. Runway has based the forward-looking statements included in this document on information available to it on the date hereof, and it assumes no obligation to update any such forward-looking statements. Although Runway undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that it in the future may file with the SEC, including the Combined Proxy Statement and Prospectus (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Forward-looking Statements

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 3 No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Runway, SWK or in any fund or other investment vehicle managed by Runway Growth Capital LLC, BC Partners Advisors L.P. or any of their affiliates. Additional Information and Where to Find It This presentation relates to the proposed merger and certain related matters (the “Proposals”). In connection with the Proposals, Runway will file with the SEC a proxy statement for SWK and a prospectus of Runway (the “Combined Proxy Statement and Prospectus”). The Combined Proxy Statement and Prospectus will contain important information about Runway, SWK and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. OLDERS OF SWK ARE URGED TO READ THE COMBINED PROXY STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Runway, SWK AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by Runway, from Runway’s website at https://www.runwaygrowth.com, and, for documents filed by SWK, from SWK’s website at https://www.www.swkhold.com. Participants in the Solicitation Runway, its directors, certain of its executive officers and certain employees and officers of Runway Growth Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of Runway is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. SWK, its directors, certain of its executive officers and certain employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SWK is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SWK shareholders in connection with the Proposals will be contained in the Combined Proxy Statement and Prospectus other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above. Forward-looking Statements (cont.)

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 4 Runway Growth Finance Corp. (NASDAQ: RWAY) has entered into a definitive merger agreement with SWK Holdings Corporation (NASDAQ: SWKH), which will grow its healthcare portfolio and add key members to its broader investment team. What we’re announcing + Optimize our portfolio through diversification and scale + Expand in attractive industry sectors like healthcare and life sciences + Capitalize on the benefits of the BC Partners Credit platform + Increase NII levels to ensure consistency in our capital allocation strategy This transaction advances Runway Growth’s strategy to: © Runway Growth Capital LLC 2025 | 44

Transaction Overview

Price & Structure	• NAV-for-NAV merger structured as tax free reorganization • Estimated Purchase Price[1]: ~ $220 million
Consideration[1]	• ~$145M in cash, $75.5M in RWAY shares valued at closing NAV/share (~15% of RWAY's shares today[2]) • $9M in cash payment from Runway Growth Capital LLC in its capacity as RWAY's external investment adviser for distribution to stockholders of SWK (in addition to consideration above)
Closing	• Anticipated closing late Q4-2025 or early Q1-2026
Additional Terms	• NAV calculations to include full transaction expenses on both sides • Customary reps and warranties

1. Final purchase price determined by NAV calculations 48 hours prior to closing.
2. Represents 13.1% of RWAYs total shares post issuance merger.

RUNWAY GROWTH FINANCE CORP.

© Runway Growth Capital LLC 2025 | 5

SWK Overview

Background

- SWK Holdings Corporation is a life science-focused specialty finance company that provides minimally dilutive financing to small- and mid-sized commercial-stage healthcare companies to fuel the development and commercialization of medical technologies and products
- SWK invests in a broad range of healthcare-related companies and products with innovative intellectual property, including the biotechnology, medical device, medical diagnostics and related tools, animal health, and pharmaceutical industries

Why Healthcare & Life Sciences?

- **Strategic Fit & Demand**
  Key investment vertical for Runway, tapping into a growing, pervasive demand that is minimally correlated with economic cycles.
- **Defensible Assets & Attractive Risk-Return**
  Leverages FDA-approved assets with high barriers to entry, offering limited downside and superior risk-adjusted returns.
- **Enhanced Economics**
  Supports superior risk-reward outcomes through better pricing, lower leverage, tighter covenants, and downside protection.

Business Focus & Targets

- **Target & Returns**
  Historically focused on $5–25M financings with unlevered, mid-teens gross returns.
- **Core Approach**
  Emphasis on secured financings, delivered through: Structured Debt, Hybrid Financing, Product Acquisition, and more.
- **Structured Debt Profile**
  Primarily first-lien, senior secured, floating-rate loans with covenants, prepayment penalties, origination/exit fees, and warrants.

Experienced Team with Strong Sector Expertise

- **Sector Expertise**
  SWK's deep sector knowledge is a key enabler of Runway's vision.
- **Management Strength**
  Extensive healthcare and life sciences experience, with proven skill in sourcing and diligence to maximize returns and minimize risk.
- **Origination Focus**
  SWK's team has a strong track record of originating opportunities across macro environments and credit cycles.

$243M In Investment Assets[1]	**12 Years** Exit History[1]	**45 Exits** Exited Deals[1]	**$510M** Cash Deployed[1]	**$724M** Cash Returned[1]

1. As of Q2 2025 and as reported in SWK's quarterly report on Form 10-Q for the quarter ended 6/30/2025.

RUNWAY GROWTH FINANCE CORP.

© Runway Growth Capital LLC 2025 | 6

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 7 Strategic Rationale Drives portfolio scale and diversification through high quality complementary portfolio Expands position and investment capabilities in healthcare and life sciences sector Enhances Runway Growth’s financial profile through NII accretion and grows shareholder base 1 3 2 Positions Runway Growth to execute on 4 organic and inorganic growth strategies

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 8 Expands position and investment capabilities in healthcare and life sciences sector 1. SWK data based on RWAY’s estimate of fair value of SWK’s portfolio as of 8/15/2025. RWAY data as of 6/30/2025. 2. SWK: Common Stock and Contingent Value Right each comprise less than 1%. RWAY: Common Stock, Convertible Note, Revolver, and Preferred Units each comprise less than 1%. 2% 95% 3% Royalty Senior Secured Term Loan Warrants Runway Growth Capital has been active in the healthcare and life sciences markets since early 2020. The percentage of the RWAY portfolio in these markets stood at 14% at the end of Q2-2025. The acquisition of SWK solidifies RWAY’s position as a lender to this large and growing market – healthcare and life sciences will represent approximately 31% of our total loan portfolio post transaction. 1Current Investments by Security Type (by FMV) 2 (1) Portfolio at FMV By Industry SWK1 RWAY1 $242M Portfolio Size 22 Portfolio Companies $1,025M Portfolio Size 54 Portfolio Companies 4% 2% 92% 1% 1% Preferred Stock Second Lien Term Loan Senior Secured First Lien Term Loan Warrant Equity Interest Application Software, 22% Financial Services, 8% Health Care Equipment & Services, 14% Insurance, 8% Systems Software, 13% Technology Hardware & Equipment, 8% Commercial & Professional Services, 17% Health Care Equipment & Pharmaceuticals, Biotechnology & Life Sciences, 76% Services, 24%

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 9 Consumer Services & Products , 14% Healthcare, 31% Technology, 55% 1%3% 1% 1% 92% 2% Equity Interest Preferred Stock Revolving Loan Second Lien Term Loan Senior Secured Term Loan Warrants SWK1 RWAY1 Combined Entity2 At Fair Value Investments (in Millions) $242 $1.025 $1,267 Top 10 Investments (%) 85% 48% 39% Number of Portfolio Companies 22 54 76 Average Funded Loan Size (in Millions) $16.9 $32.7 $27.7 Debt Portfolio Yield3 15.6% 14.5% 14.7% At Principal Outstanding W/A Port Co Revenue (in Millions) $40.0 $103.4 $91.1 W/A Loan-to-Value (%) 20.5% 29.6% 27.8% 1. As of 6/30/2025 with the exception of the fair value of SWK’s investments, which is based on RWAY’s estimate as of 8/15/2025. 2. Combined total assets presented on a pro forma basis as of 6/30/25. Total assets, net of anticipated RWAY Q3’25 investment activity of -$73 million, are estimated to be $1.2 billion. 3. For comparability, debt yield represents an annualized yield based on the recurring investment income (exclusive of prepayment/ETP fees) for Q2- 2025 divided by the debt fair value as of 6/30/2025 for RWAY and estimated debt fair value as of 8/15/2025 for SWK. 4. Common Stock, Contingent Value Right, Convertible Note, Preferred Unit, and Royalties each comprise less than 1%. Industry Diversification Assets by Type4 70% 5% 5% 11% 9% 86% 6% 77% % 4% 4% 6% 24% 24% 26% 25% 22% Drives portfolio scale and diversification through high quality complementary portfolio The acquisition of SWK’s portfolio adds high quality, complementary investments to Runway’s existing robust structure and meaningfully reduces the company’s average loan size. 2

3 Positions Runway Growth to execute on organic and inorganic growth strategies

Our platform is establishing the infrastructure for multi-faceted growth:

ORGANIC

In the last 12 months Runway has:

- ✓ Enhanced financing solutions
- ✓ Expanded origination channels
- ✓ Augmented access to capital

INORGANIC

This transaction demonstrates that Runway:

- ✓ Represents a destination for growth investment
- ✓ Can utilize M&A as an attractive growth lever
- ✓ Has established a blueprint for future expansion

Underpinned by a Comprehensive, Fully-Scaled Credit Platform[1]

Combined Platform AUM[2]

~$10B

Over 2x the closest standalone venture debt peer

Global Investment Exposure

8 Offices

Across US, UK, and Canada

Combined Team of

172 Professionals

Across BC Partners and Runway Growth Capital


RUNWAY
GROWTH CAPITAL
SWK HOLDINGS
BC PARTNERS
Venture / Growth Ecosystem-Oriented Stages of Development
Middle Market Buyout-Oriented Stages

* All statistics are inclusive of the combined Runway Growth and BC Partners platform.

RUNWAY GROWTH FINANCE CORP.
© Runway Growth Capital LLC 2025
| 10

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 11 Enhanced scale expected to drive further RWAY fixed cost absorption 4 Enhances Runway Growth’s financial profile Incremental Value Drivers for RWAY Trading liquidity expected to improve with broadened shareholder base and increased market cap Lower risk profile supported by average loan position declining to ~2% Reduced funding cost plus increased viability of accessing ABS and other credit markets More efficient use of leverage expands ROE and NII profile contributes to expanded base dividend coverage + + Portfolio Expansion Increased scale and growth in key sectors + Attractive Yields Target portfolio offers incremental yield contribution + Operational Efficiency Driven by enhanced scale + Optimized Leverage Ratio Pro-forma leverage moves up to ~1.1x Runway Growth Finance anticipates the acquisition to generate mid single-digit run-rate NII accretion during the first full quarter following closing of the transaction, enabled by:

Please contact us with any questions or comments. investors@runwaygrowth.com